                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25


                                                 Commission File Number 1-5759
                                                 CUSIP Number: 112525 10 0

                                                 Commission File Number 33-93576
                                                 CUSIP Number: 055432 AB 4

                           NOTIFICATION OF LATE FILING

                  (Check One): [X] Form 10-K [ ] Form 11-K [ ]
                     Form 20-F [ ] Form 10-Q [ ] Form N-SAR

For Period Ended:    DECEMBER 31, 1998

[ ] Transition Report on Form 10-K        [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F        [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------


                         PART I. REGISTRANT INFORMATION


Full name of registrant     BROOKE GROUP LTD.

Former name if applicable

Address of principal executive office  100 S.E. SECOND STREET

City, State and Zip Code  MIAMI, FLORIDA  33131

Full name of registrant   BGLS INC.

Former name if applicable

Address of principal executive office  100 S.E. SECOND STREET

City, State and Zip Code   MIAMI, FLORIDA  33131



                        PART II. RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form
    10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrants could not obtain all the required information necessary to complete their joint annual report on Form 10-K.


                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

          JOSELYNN D. VAN SICLEN        305             579-8000
          ----------------------        ---         ------------------
                 (Name)             (Area code)     (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrants were required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                                BROOKE GROUP LTD.
                  (Name of registrant as specified in charter.)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   March 31, 1999         By   /s/ Joselynn D. Van Siclen
       --------------              ------------------------------
                                   Joselynn D. Van Siclen
                                   Vice President and Chief Financial Officer


                                                BGLS INC.
                               (Name of registrant as specified in charter.)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   March 31, 1999       By   /s/ Joselynn D. Van Siclen
       --------------            ------------------------------
                                 Joselynn D. Van Siclen
                                 Vice President and Chief Financial Officer

Brooke Group Ltd.
BGLS Inc.
Form 12b-25
Report on Form 10-K for the year ended December 31, 1998.

March 31, 1999

Part IV - Other Information - Section 3

         For the year ended December 31, 1998, Brooke Group Ltd. ("Brooke Group") will report revenues of approximately $444.6 million and operating income of $71.6 million compared to revenues of approximately $389.6 million and operating income of $8.0 million for the same period in 1997. For the year ended December 31, 1998, net income applicable to common shares was approximately $27.4 million compared to a net loss applicable to common shares of approximately $49.9 million for the same period in 1997.

         For the year ended December 31, 1998, BGLS Inc. ("BGLS") will report revenues of approximately $444.6 million and operating income of $74.5 million compared to revenues of approximately $389.6 million and operating income of approximately $8.4 million for the same period in 1997. For the year ended December 31, 1998, net income was approximately $25.6 million compared to a net loss of approximately $52.9 million for the same period in 1997.

         The increase in revenues of approximately $55 million at both Brooke Group and BGLS is due to the increase in tobacco revenues at Liggett Group Inc. of approximately $34.9 million and at Brooke (Overseas) Ltd. of approximately $20.2 million. The increase in operating income of approximately $63.6 million in 1998 is due to an increase in gross margin of $56 million and a net change of $31.5 million for reversal of legal settlement charges offset by higher operating, selling, general and administrative expenses of $24 million. A tax benefit of approximately $59.6 million at both Brooke Group and BGLS was realized due to the expected utilization of tax loss carryforwards.